Exhibit 99.3

Julong Holding Limited Reports Unaudited Financial Results for the First Half of Fiscal Year 2025

BEIJING, September 25, 2025/GLOBE NEWSWIRE/ - Julong Holding Limited (“Julong” or the “Company”) (Nasdaq: JLHL), a growth-oriented provider of intelligent integrated solutions, today announced its unaudited financial results for the six months ended March 31, 2025.

First Half of Fiscal Year 2025 Financial Highlights

●	Revenues increased by 10.0% to RMB102,175 thousand (US$14,080 thousand) for the six months ended March 31, 2025, from RMB92,846 thousand in the same period of fiscal year 2024.
●	Gross profit increased by 15.6% to RMB16,719 thousand (US$2,304 thousand) for the six months ended March 31, 2025, from RMB14,460 thousand in the same period of fiscal year 2024.
●	Gross margin increased to 16.4% for the six months ended March 31, 2025, from 15.6% in the same period of fiscal year 2024.
●	Net income increased by 30.2% to RMB11,567 thousand (US$1,594 thousand) in the six months ended March 31, 2025, from RMB8,887 thousand in the same period of fiscal year 2024.

Mr. Jiaqi Hu, the founder, Chairman of the Board of Directors, and Chief Executive Officer of Julong, commented, “As a growth-oriented professional provider of intelligent integrated solutions, we are pleased to announce strong operational and financial results in our initial earnings report as a public company. In the first half of fiscal year 2025, we recorded revenue growth of 10% year over year, and signed 144 contracts to provide engineering solutions for intelligent projects, an increase of 76% year over year. Looking ahead, we will focus on expanding our domestic business while broadening our international reach. By leveraging our cutting-edge technologies and growing brand influence as a U.S.-listed company, we aim to become a pioneer in the global expansion of Chinese intelligent construction companies. With our effective business model and scalable, innovative solutions, we are confident of seizing the global market’s tremendous opportunities to drive sustainable growth.”

Ms. Airu Chen, the Chief Financial Officer of Julong, said, “We drove significant year-over-year increases in revenue and profitability amid an evolving macro environment in the first half of fiscal 2025. Total revenue increased by 10% year over year to RMB102 million, mainly due to the 13.4% year-over-year increase in revenue from our core engineering solutions for intelligent projects business. Our gross profit grew 15.6% and gross margin improved by 0.8 percentage points year over year. Notably, operating income and net income rose 30% and 30.2% year over year respectively, demonstrating our outstanding execution as well as growing benefits of scale. Going forward, our solid financial position and growing competitiveness will empower us to deliver long-term value to our shareholders.”

Closing of Initial Public Offering (“IPO”)

On June 27, 2025, the Company completed its initial public offering of 1,250,000 Class A ordinary shares at a public offering price of US$4.00 per share. On July 2, 2025, the Company announced the underwriter’s full exercise of the over-allotment option to purchase an additional 187,500 Class A ordinary shares at the public offering price from the Company. The total offering size was approximately US$5.75 million before deducting the underwriting discounts and commissions.

Unaudited Financial Results for the First Half of Fiscal Year 2025

Revenues increased by 10.0% to RMB102,175 thousand (US$14,080 thousand) in the six months ended March 31, 2025, from RMB92,846 thousand in the same period of fiscal year 2024, primarily attributable to an increase in the number of intelligent projects for which we provided engineering solutions, and an increase in the average service fee for engineering solutions for intelligent projects.

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Revenues from engineering solutions for intelligent projects increased by 13.4% to RMB97,861 thousand (US$13,486 thousand) in the six months ended March 31, 2025, from RMB86,317 thousand in the same period of fiscal year 2024.

Revenues from intelligent project operation and maintenance were RMB4,304 thousand (US$593 thousand) in the six months ended March 31, 2025, compared with RMB4,863 thousand in the same period of fiscal year 2024.

Revenues from sales of equipment and materials of intelligent systems were RMB10 thousand (US$1 thousand) in the six months ended March 31, 2025, compared with RMB1,666 thousand in the same period of fiscal year 2024.

Cost of revenues increased by 9.0% to RMB85,457 thousand (US$11,776 thousand) in the six months ended March 31, 2025, from RMB78,386 thousand in the same period of fiscal year 2024.

Gross profit increased by 15.6% to RMB16,719 thousand (US$2,304 thousand) in the six months ended March 31, 2025, from RMB14,460 thousand in the same period of fiscal year 2024.

Gross margin increased to 16.4% for the six months ended March 31, 2025, from 15.6% in the same period of fiscal year 2024, primarily due to the growing benefits of scale as revenues increased.

Operating expenses decreased by 22.1% to RMB3,106 thousand (US$428 thousand) in the six months ended March 31, 2025, from RMB3,989 thousand in the same period of fiscal year 2024, primarily due to the company’s continuous efforts to reduce costs and improve efficiency.

Operating income increased by 30.0% to RMB13,613 thousand (US$1,876 thousand) in the six months ended March 31, 2025, from RMB10,471 thousand in the same period of fiscal year 2024.

Net income increased by 30.2% to RMB11,567 thousand (US$1,594 thousand) in the six months ended March 31, 2025, from RMB8,887 thousand in the same period of fiscal year 2024.

Basic and diluted net income per share increased to RMB0.58 (US$0.08) in the six months ended March 31, 2025, from RMB0.44 per share in the same period of fiscal year 2024.

Balance Sheets

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash of RMB21,366 thousand (US$2,944 thousand), compared with RMB20,772 thousand as of September 30, 2024. Our cash and cash equivalents and restricted cash primarily consist of cash and time deposits with terms of three months or less.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on September 25, 2025 (7:00 PM Beijing/Hong Kong time on September 25, 2025). Details for the conference call are as follows:

Event Title:	Julong Holding Limited First Half of Fiscal Year 2025 Earnings Conference Call
Registration Link	https://register-conf.media-server.com/register/BI7d585a76d61344b0a4b32bd2991d5272

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.julongzx.com.

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About Julong Holding Limited

Founded in 1997, Julong is a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The Company’s comprehensive suite of intelligent integrated solutions includes systems for intelligent security, fire protection, parking, toll collection, broadcasting, identification, data room, emergency command, and city management. Since its inception, Julong has focused on the successful and on-time execution of complex projects, through its “deliveries before deadline” and “customers first” initiatives. As Julong continues to cross-sell its service and solution offerings and advance its purpose-built technologies, the Company is well-positioned to achieve economies of scale and capture future opportunities.

For more information, please visit: ir.julongzx.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to the anticipated size of the initial public offering and the expected trading commencement and closing dates. These forward-looking statements can be identified by terminology such as “will,” “would,” “may,” “expects,” “anticipates,” “aims,” “future,” “continues,” “could,” “should,” “target,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: uncertainties related to market conditions, the satisfaction of customary closing conditions related to the initial public offering, the completion of the initial public offering on the anticipated terms, or at all, and other factors discussed in the “Risk Factors” section of the preliminary and final prospectus that forms a part of the effective registration statement filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Investor Relations:

Email: ir@julongzx.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: julong@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: julong@thepiacentegroup.com

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JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2024	As of March 31, 2025	As of March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,618,058	21,273,012	2,931,499
Restricted cash	154,072	93,000	12,816
Accounts receivable (net of allowance of RMB641,101 and RMB738,023 as of September 30,2024 and March 31, 2025, respectively)	12,677,175	17,054,250	2,350,138
Other receivable (net of allowance of RMB2,630 and nil as of September 30, 2024 and March 31, 2025, respectively)	247,550	330,690	45,570
Amounts due from related parties	4,525,495	3,826,469	527,302
Contract assets-current (net of allowance of RMB2,292,498 and RMB2,604,481 as of September 30, 2024 and March 31, 2025, respectively)	123,079,151	143,633,239	19,793,190
Prepaid expenses and other current assets	6,155,161	8,083,461	1,113,931
Total current assets	167,456,662	194,294,121	26,774,446

Non-current assets
Property, plant and equipment, net	97,359	90,242	12,436
Deferred tax assets	572,187	634,369	87,418
Operating lease right-of-use assets	127,163	32,161	4,432
Contract assets- non-current, net	4,824,870	4,348,188	599,196
Total non-current assets	5,621,579	5,104,960	703,482

TOTAL ASSETS	173,078,241	199,399,081	27,477,928

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JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of September 30, 2024	As of March 31, 2025	As of March 31, 2025
	RMB	RMB	US$
LIABILITIES

Current liabilities
Short-term borrowing	-	10,000,000	1,378,037
Accounts payable	26,759,291	22,038,550	3,036,993
Contract liabilities	255,740	2,337,063	322,056
Accrued expenses and other current liabilities	108,867,471	128,316,651	17,682,507
Amounts due to related parties	14,446,857	610,730	84,161
Income tax payable	5,277,938	7,153,482	985,776
Operating lease liabilities, current portion	95,003	-	-
Total current liabilities	155,702,300	170,456,476	23,489,530
Non-current liabilities
Total non-current liabilities	-	-	-

TOTAL LIABILITIES	155,702,300	170,456,476	23,489,530
SHAREHOLDERS’ EQUITY
Stock Subscription Receivable	(14,043)	(14,521)	(2,001)
Ordinary shares subscribed (US$0.0001 par value, 500,000,000 shares authorized as of September 30, 2024 and March 31, 2025; 20,011,132 shares issued and outstanding as of September 30, 2024 and March 31, 20251)	14,043	14,521	2,001
Statutory reserve	3,267,815	4,424,481	609,710
Retained earnings	14,108,126	24,518,124	3,378,688
TOTAL SHAREHOLDERS’ EQUITY	17,375,941	28,942,605	3,988,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	173,078,241	199,399,081	27,477,928

(1)	Giving retroactive effect to Reorganization transactions.

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JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME

	Six Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Revenues	92,845,812	102,175,246	14,080,125

Cost of revenues	78,385,993	85,456,746	11,776,254

Gross profit	14,459,819	16,718,500	2,303,871

Operating expenses:
Selling, general and administrative expenses	3,988,800	3,105,980	428,015
Total operating expenses	3,988,800	3,105,980	428,015

Operating income	10,471,019	13,612,520	1,875,856

Interest (expense) income, net	6,152	(936)	(129)
Other income, net	-	263	36
Income before income taxes	10,477,171	13,611,847	1,875,763
Income tax expenses	1,589,833	2,045,183	281,834

Net income	8,887,338	11,566,664	1,593,929
Other comprehensive income, net of tax of nil:	-	-	-
Comprehensive income	8,887,338	11,566,664	1,593,929

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JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Stock Subscription Receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	(Accumulated deficit)/Retained earnings	Total Julong Holding Limited shareholders’ equity	Non- controlling interest	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2023	20,011,132	14,600	(14,600)	52,000,000	1,560,196	-	5,838,058	59,398,254	-	59,398,254
Net income for the year	-	-	-	-	-	-	8,887,338	8,887,338	-	8,887,338
Provision of statutory reserve	-	-	-	-	888,734	-	(888,734)	-	-	-
Reorganization in February 2024	-	-	-	(52,000,000)	-	-	(7,098,500)	(59,098,500)	-	(59,098,500
Foreign currency translation adjustment	-	(151)	151	-	-	-	-	-	-	-
Balance as of March 31, 2024	20,011,132	14,449	(14,449)	-	2,448,930	-	6,738,162	9,187,092	-	9,187,092
Balance as of September 30, 2024	20,011,132	14,043	(14,043)	-	3,267,815	-	14,108,126	17,375,941	-	17,375,941

Net income for the year	-	-	-	-	-	-	11,566,664	11,566,664	-	11,566,664
Provision of statutory reserve	-	-	-	-	1,156,666	-	(1,156,666)	-	-	-
Foreign currency translation adjustment	-	478	(478)	-	-	-	-	-	-	-
Balance as of March 31, 2025	20,011,132	14,521	(14,521)	-	4,424,481	-	24,518,124	28,942,605	-	28,942,605

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JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,887,338	11,566,664	1,593,929
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	17,690	7,117	981
Amortization of the right-of-use assets	90,695	95,003	13,092
Provision of allowance for doubtful accounts	280,208	94,292	12,994
Provision of allowance for contract assets	95,174	311,983	42,992

Changes in operating assets and liabilities
Accounts receivable	(986,247)	(4,473,997)	(616,533)
Other receivable	(97,484)	(80,510)	(11,095)
Prepaid expenses and other current assets	644,397	(759,161)	(104,615)
Contract assets	7,890,313	(20,866,070)	(2,875,421)
Amount due from related parties	20,841,246	699,026	96,328
Deferred tax assets	(56,182)	(62,182)	(8,569)
Non-current assets	(472,905)	476,681	65,688
Accounts payable	11,417,068	(4,720,741)	(650,536)
Accrued expenses and other current liabilities	1,441,732	16,811,087	2,316,630
Income tax payable	1,990,524	1,875,544	258,457
Contract liabilities	(5,492,726)	2,081,323	286,814
Amount due to related parties	15,070,141	(13,836,127)	(1,906,669)
Lease liabilities	(90,695)	(95,003)	(13,092)
Other Current liabilities	119,707	2,638,092	363,539

Net cash provided by (used in) operating activities	61,589,994	(8,236,979)	(1,135,086)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Julong Online	(59,098,500)	-	-
Net cash (used in) investing activities	(59,098,500)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term borrowing	(10,000,000)	10,000,000	1,378,037
Payment of deferred offering costs	(4,835,479)	(1,169,139)	(161,112)
Net cash (used in) provided by financing activities	(14,835,479)	8,830,861	1,216,925

Net (decrease) increase in cash, cash equivalents and restricted cash	(12,343,985)	593,882	81,839
Cash, cash equivalents and restricted cash at beginning of the period	25,614,931	20,772,130	2,862,476

Cash, cash equivalents and restricted cash at end of the period	13,270,946	21,366,012	2,944,315

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